                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. )

                      INNOVATIVE VALVE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45767J106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MARK RILEY, ESQUIRE
                              THE ALPERT COMPANIES
                               THREE ALLEN CENTER
                              333 CLAY, SUITE 4150
                              HOUSTON, TEXAS 77002
                                 (713) 336-4725

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 27, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


                               Page 1 of 14 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

            ROBERT ALPERT
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       723,500
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY
               -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       723,500
REPORTING
               -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                       NONE

--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            723,500
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            8.3%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **

            IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 14 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

            DANRO CORPORATION
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       648,500
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY
               -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       648,500
REPORTING
               -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                       NONE

--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            648,500
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            7.4%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 14 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

            MARKUS VENTURES, L.P.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER

                       70,000 shares owned by Markus Investments, Inc.
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY
               -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       70,000 shares owned by Markus Investments, Inc.
REPORTING
               -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                       NONE

--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            70,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.8%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 14 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

            MARKUS INVESTMENTS, INC.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       70,000
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY
               -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       70,000
REPORTING
               -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON

            70,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.8%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 5 of 14 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

            JAMES VENTURES, L.P.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER

                       578,500 Includes 415,000 shares owned by James
SHARES                 Investments, Inc.
               -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY
               -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       578,500 Includes 415,000 shares owned by James
REPORTING              Investments, Inc.
               -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            578,500 Includes 415,000 shares owned by James Investments,
            Inc.
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            6.7%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 6 of 14 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

            JAMES INVESTMENTS, INC.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       415,000
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY
               -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       415,000
REPORTING
               -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            415,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            4.8%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 7 of 14 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Innovative Valve Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 14900 Woodham Drive, Suite A-125, Houston, Texas 77073.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule is filed on behalf of (i) Mr. Robert Alpert, (ii) Danro Corporation, (iii) Markus Ventures, L.P., (iv) Markus Investments, Inc.,(v) James Ventures, L.P., and (vi)James Investments, Inc.

         Mr. Robert Alpert is the sole shareholder and President of Danro Corporation. Danro Corporation is the Managing General Partner of (i) Markus Ventures, L.P. and (ii) James Ventures, L.P. Markus Ventures, L.P. is the sole shareholder of Markus Investments, Inc. Mr. Robert Alpert is the Chairman of Markus Investments, Inc. James Ventures, L.P. is the sole shareholder of James Investments, Inc. Mr. Robert Alpert is the Chairman of James Investments, Inc.

         The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of Shares.

         (b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is Three Allen Center, 333 Clay, Suite 4150, Houston, Texas 77002.

         (c) The principal business of each of Markus Ventures, L.P., James Ventures, L.P., Markus Investments, Inc. and James Investments, Inc. is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account.

         The principal occupation of Mr. Alpert is as President of Danro Corporation, Managing General Partner of affiliated partnerships.

         (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual referred to in paragraph (a) above is a citizen of the United States. Danro Corporation, Markus Investments, Inc. and James Investments, Inc. are each a corporation formed under the laws of the State of Texas. Markus Ventures, L.P. and James Ventures, L.P. are limited partnerships formed under the laws of the State of Texas.



                               Page 8 of 14 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The net investment cost (including commissions) is $4,525,864.90 for 723,500 Shares beneficially owned by Mr. Alpert.

         The Shares purchased by the Group were purchased with the investment capital of the respective member of the Group.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Alpert has acquired the shares of Company Common Stock for investment purposes only. Mr. Alpert does not currently plan to acquire beneficial ownership of additional shares of Company Common Stock nor to dispose of any of its current beneficial ownership in shares of Company Common Stock, nor to take any other action enumerated in Item 4.

         Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 8,723,338 Shares outstanding as of May 15, 1998, as reflected in the Form 10Q of the Company for the period ending March 31, 1998.

               As of the date hereof:

               (i) Danro owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Danro may be deemed to own beneficially 648,500 Shares, including (a) the 70,000 Shares owned by Markus Investments, Inc., (b) the 163,500 shares owned directly by James Ventures, L.P. and (c) the 415,000 shares owned by James Investments, Inc.(constituting approximately .8%, 1.9% and 4.8% of the Shares outstanding, respectively).

               (ii) Mr. Alpert owns directly 75,000 Shares, constituting approximately 0.9% of the Shares outstanding. Mr. Alpert, by reason of Rule 13d-3 of the Act, may be deemed to own beneficially the Shares owned by each of the entities in (i)above (723,500 Shares, representing approximately 8.3% of the shares outstanding).

         (b) Danro Corporation has the power to vote and dispose of the Shares owned by (i) Markus Ventures, L.P., and (iii) James Ventures, L.P., which power may be exercised by the managing general partner of each such Partnership. Mr. Alpert has voting and investment power over Shares managed by Danro Corporation.

         (c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Shares up to July 28, 1998, by the Group are set forth on Schedules A through D. All such transactions were effected through the NASDAQ.

         (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the

                               Page 9 of 14 Pages
receipt of dividends from or the proceeds of sale of such Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    August 14, 1998

                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    President of Danro Corporation.


                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    President of Danro Corporation as
                                    Managing General Partner of
                                    Markus Ventures, L.P.

                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    President of Danro Corporation as
                                    Managing General Partner of
                                    James Ventures, L.P.

                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    Chairman of Markus Investments, Inc.

                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    Chairman of James Investments, Inc.


                               Page 10 of 14 Pages

                                   Schedules A

                                  ROBERT ALPERT



     Trade Date       Unit Cost          Cost         Shares
           6/4/98          9.175       367,005.00      40,000
           6/5/98          8.676        43,380.00       5,000
           6/8/98          8.656       173,120.00      20,000
           6/8/98          8.300        12,450.00       1,500
           6/8/98          8.300        29,050.00       3,500
           6/8/98          8.303        12,455.00       1,500
           6/8/98          8.300        29,050.00       3,500






                               Page 11 of 14 Pages

                                   Schedules B

                            MARKUS INVESTMENTS, INC.



     Trade Date       Unit Cost          Cost         Shares
          5/27/98         14.050        70,250.00       5,000
          5/27/98         14.050        12,645.00         900
          5/27/98         14.050         7,025.00         500
          5/27/98         14.050        50,580.00       3,600
          5/27/98         13.928        27,855.00       2,000
           6/9/98          7.800       374,400.00      48,000
           6/9/98          7.801        78,005.00      10,000





                               Page 12 of 14 Pages

                                   Schedules C

                              JAMES VENTURES, L.P.



     Trade Date       Unit Cost          Cost         Shares
         10/22/97         13.000        65,000.00       5,000
          5/22/98         14.925        74,625.00       5,000
          5/22/98         14.915       447,442.40      30,000
          6/15/98          7.125       641,250.00      90,000
          6/15/98          7.125       231,562.50      32,500
          6/15/98          7.180         7,180.00       1,000





                               Page 13 of 14 Pages

                                   Schedules D

                             JAMES INVESTMENTS, INC.




     Trade Date       Unit Cost          Cost         Shares
           6/1/98         12.925        32,312.50       2,500
           6/1/98         12.925        19,387.50       1,500
           6/1/98         12.925        12,925.00       1,000
           6/1/98         12.925        38,775.00       3,000
           6/1/98         12.930        12,930.00       1,000
           6/1/98         12.925        12,925.00       1,000
           6/4/98          9.175        36,700.00       4,000
           6/4/98          9.180         9,180.00       1,000
           6/5/98          8.925       178,505.00      20,000
           6/5/98          8.988       179,750.00      20,000
          7/22/98          3.863       193,125.00      50,000
          7/22/98          3.925       196,255.00      50,000
          7/22/98          3.920       196,005.00      50,000
          7/24/98          3.050        15,250.00       5,000
          7/24/98          3.051        15,255.00       5,000
          7/28/98          3.113       311,250.00     100,000
          7/28/98          3.113       305,025.00      98,000
          7/28/98          2.990         5,980.00       2,000





                               Page 14 of 14 Pages

                               INDEX TO EXHIBITS


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1                       Joint Acquisition Statement